Exhibit 99

June 18, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Updates: (a) Receipt of approval from the Reserve Bank of India (“RBI”) for extension of tenure of Mr. Keki Mistry as an interim Part-time Chairman of the Bank; and (b) Outcome of the Board Meeting of HDFC Bank Limited (“the Bank”) held on June 18, 2026

In furtherance to our intimation dated March 18, 2026, we wish to inform you that pursuant to an application made by the Bank to the Reserve Bank of India (“RBI”), the RBI vide its communication dated June 18, 2026, has granted approval for the extension of tenure of Mr. Keki Mistry (DIN: 00008886) as an interim Part-time Chairman of the Bank for a further period of 3 (three) months until September 18, 2026 or till appointment of a regular Part-time Chairman, whichever is earlier.

Further, we wish to inform you that the Board of Directors of the Bank, at its meeting held today i.e. on June 18, 2026, approved convening of the 32nd Annual General Meeting (AGM) of the Bank on Wednesday, August 5, 2026 at 2.00 p.m. Indian Standard Time (IST) through two-way video-conferencing (VC).

Accordingly, the dividend payment date will be on or after Thursday, August 6, 2026. The same will be subject to approval of the shareholders at the said AGM, for payment of dividend of Rs. 13 per equity share of Re. 1/- each of the Bank for the year ended March 31, 2026.

Please note that the Board Meeting commenced at 02.00 p.m. today, i.e. on Thursday, June 18, 2026 and the above matters pertaining to the AGM was approved at 04.25 p.m.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight